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                              June 12, 2024

       Franco Valle
       Principal Financial and Accounting Officer
       Biomea Fusion, Inc.
       900 Middlefield Road, 4th Floor
       Redwood City, CA 94063

                                                        Re: Biomea Fusion, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed March 28,
2024
                                                            File No. 001-40335

       Dear Franco Valle:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development Expenses, page 103

   1. You disclose, on page 101, that you track direct costs by stage of program, clinical or preclinical. Please
address the following:

                                                              Revise your
disclosure in future filings to break out clinical costs by program or by indication
separately for each period presented.
                                                              If you do not
track clinical costs on a more granular level, revise your disclosure to explain the reason.
                                                              For preclinical
costs, revise your disclosure to break out the total amount spent for each period
presented.
                                                              Provide us with
your proposed disclosure.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Franco Valle
Biomea Fusion, Inc.
June 12, 2024
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Vanessa Robertson at 202-551-3649 or Tracie Mariner at 202-551-3744
with any questions.



FirstName LastNameFranco Valle                            Sincerely,
Comapany NameBiomea Fusion, Inc.
                                                          Division of
Corporation Finance
June 12, 2024 Page 2                                      Office of Life
Sciences
FirstName LastName